                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 1)

                              LIQUI-BOX CORPORATION
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    536314107
                                 (CUSIP Number)

                           DONALD P. MCAVINEY, ESQUIRE
                       E.I. DU PONT DE NEMOURS AND COMPANY
                               1007 MARKET STREET
                           WILMINGTON, DELAWARE 19898
                                 (302) 774-9564

                          SEYMOUR TRACHIMOVSKY, ESQUIRE
                               DUPONT CANADA INC.
                       ENHANCE PACKAGING TECHNOLOGIES INC.
                                 EPT NEWCO, INC.
                              7070 MISSISSAUGA ROAD
                      MISSISSAUGA, ONTARIO L5N 5M8, CANADA
                                 (905) 821-5444
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:
                            JUSTIN P. KLEIN, ESQUIRE
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                             PHILADELPHIA, PA 19103
                                 (215) 864-8606

                                 MARCH 25, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536314107
--------------------------------------------------------------------------------

1)    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            E.I. DU PONT DE NEMOURS AND COMPANY; 51-0014090
--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)      _______
      (b)      _______
--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)                                      AF

--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                     STATE OF DELAWARE

--------------------------------------------------------------------------------

Number of Shares         7)   Sole Voting Power                       1,556,679*
Beneficially Owned
By Each Reporting        -------------------------------------------------------
Person With
                         8)   Shared Voting Power

                         -------------------------------------------------------

                         9)   Sole Dispositive Power                  1,485,564*

                         -------------------------------------------------------

                         10)  Shared Dispositive Power

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                                   2,026,965*
      Owned by Each Reporting Person

--------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount in Row (11)                          [ ]
      Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)                   43.7%

--------------------------------------------------------------------------------

14)   Type of Reporting Persons (See Instructions)                            CO

--------------------------------------------------------------------------------

* These shares are subject to a Shareholders Agreement, dated as of March 25, 2002.

CUSIP No. 536314107
--------------------------------------------------------------------------------

1)    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            DUPONT CANADA INC.
--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)      _______
      (b)      _______
--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)                                      WC

--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                                CANADA

--------------------------------------------------------------------------------

Number of Shares         7)   Sole Voting Power                       1,556,679*
Beneficially Owned
By Each Reporting        -------------------------------------------------------
Person With
                         8)   Shared Voting Power

                         -------------------------------------------------------

                         9)   Sole Dispositive Power                  1,485,564*

                         -------------------------------------------------------

                         10)  Shared Dispositive Power

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                                   2,026,965*
      Owned by Each Reporting Person

--------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount in Row (11)                          [ ]
      Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)                   43.7%

--------------------------------------------------------------------------------

14)   Type of Reporting Persons (See Instructions)                            CO

--------------------------------------------------------------------------------

* These shares are subject to a Shareholders Agreement, dated as of March 25, 2002.

CUSIP No. 536314107
--------------------------------------------------------------------------------

1)    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            ENHANCE PACKAGING TECHNOLOGIES INC.
--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)      _______
      (b)      _______
--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)                                      AF

--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                                CANADA

--------------------------------------------------------------------------------

Number of Shares         7)   Sole Voting Power                       1,556,679*
Beneficially Owned
By Each Reporting        -------------------------------------------------------
Person With
                         8)   Shared Voting Power

                         -------------------------------------------------------

                         9)   Sole Dispositive Power                  1,485,564*

                         -------------------------------------------------------

                         10)  Shared Dispositive Power

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                                   2,026,965*
      Owned by Each Reporting Person

--------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount in Row (11)                          [ ]
      Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)                   43.7%

--------------------------------------------------------------------------------

14)   Type of Reporting Persons (See Instructions)                            CO

--------------------------------------------------------------------------------

* These shares are subject to a Shareholders Agreement, dated as of March 25, 2002.

CUSIP No. 536314107
--------------------------------------------------------------------------------

1)    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            EPT NEWCO, INC.
--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)      _______
      (b)      _______
--------------------------------------------------------------------------------

3)    SEC Use Only

--------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)                                      AF

--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                         STATE OF OHIO

--------------------------------------------------------------------------------

Number of Shares         7)   Sole Voting Power                       1,556,679*
Beneficially Owned
By Each Reporting        -------------------------------------------------------
Person With
                         8)   Shared Voting Power

                         -------------------------------------------------------

                         9)   Sole Dispositive Power                  1,485,564*

                         -------------------------------------------------------

                         10)  Shared Dispositive Power

--------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially                                   2,026,965*
      Owned by Each Reporting Person

--------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount in Row (11)                          [ ]
      Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)                   43.7%

--------------------------------------------------------------------------------

14)   Type of Reporting Persons (See Instructions)                            CO

--------------------------------------------------------------------------------

* These shares are subject to a Shareholders Agreement, dated as of March 25, 2002.

                                EXPLANATORY NOTE

            This Amendment No. 1 to Statement on Schedule 13D (this "Schedule 13D") is filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), DuPont Canada Inc., a Canadian corporation and majority owned subsidiary of DuPont ("DuPont Canada"), Enhance Packaging Technologies, Inc., a Canadian corporation and wholly owned subsidiary of DuPont Canada ("Enhance"), and EPT Newco, Inc., an Ohio corporation and wholly owned subsidiary of Enhance ("EPT Newco"), to revise the number and percent of the common shares, without par value (the "Common Stock"), of Liqui-Box Corporation, an Ohio corporation ("Liqui-Box"), beneficially owned by the reporting persons to reflect the number of shares of Common Stock held by Samuel B. Davis as Successor Trustee under the Davis Family Trust F/B/O Joan Guylas, by Samuel B. Davis as Successor Trustee under the Davis Family Trust F/B/O Jane Ferger and by Samuel N. Davis.

ITEM 1. SECURITY AND ISSUER.

            This Schedule 13D relates to shares of Common Stock of Liqui-Box. The principal executive offices of Liqui-Box are located at 6950 Worthington Galena Road, Worthington, OH 43085.

ITEM 2. IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by DuPont, DuPont Canada, Enhance and EPT Newco (collectively, the "DuPont Companies"). The principal executive offices of DuPont are located at 1007 Market Street, Wilmington, Delaware 19898. The principal executive offices of DuPont Canada, Enhance and EPT Newco are located at 7070 Mississauga Road, Mississauga, Ontario L5N 5M8, Canada.

            DuPont was founded in 1802 and was incorporated in Delaware in 1915. DuPont is a world leader in science and technology in a range of disciplines including high-performance materials, synthetic fibers, electronics, specialty chemicals, agriculture and biotechnology. DuPont operates globally through some 22 strategic business units. Within the strategic business units, a wide range of products are manufactured for distribution and sale to many different markets, including the transportation, textile, construction, automotive, agricultural, home furnishings, medical, packaging, electronics and the nutrition and health markets.

            DuPont's strategic business units have been aggregated into eight reportable segments - Agriculture & Nutrition, Nylon, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester, Specialty Fibers and Specialty Polymers. In February 2002, DuPont announced the realignment of its businesses into five market- and technology-focused growth platforms and its plans for the creation of a Textiles and Interiors subsidiary. The growth platforms are: DuPont Electronic & Communication Technologies; DuPont Performance Materials; DuPont Coatings & Color Technologies; DuPont Safety & Protection; and DuPont Agriculture & Nutrition.

            DuPont owns a majority of the outstanding capital stock of DuPont Canada, a Canadian corporation. DuPont Canada is a diversified science company that operates manufacturing facilities in many different countries and develops technology, including aseptic technology that preserve the freshness of beverages and food for up to one year without refrigeration. DuPont Canada's strategic business units have been aggregated into five reportable segments:
Nylon Enterprise, Performance Coatings and Polymers, Specialty Materials, Specialty Polymers and Films and Specialty Fibres.

            DuPont Canada directly owns all of the outstanding capital stock of Enhance, a Canadian corporation. Enhance provides cost-effective and environmentally friendly turnkey pouch technology solutions for pumpable food and liquid packaging, primarily for the retail market.

            Enhance directly owns all of the outstanding capital stock of EPT Newco, an Ohio corporation. It is not anticipated that, prior to the consummation of the Merger (as defined below), EPT Newco will have any significant assets or liabilities or will engage in any activities other than those incident to the Merger.

            Information concerning the directors and executive officers of DuPont, DuPont Canada, Enhance and EPT Newco is contained in Schedule A attached hereto.

            During the last five years, none of the DuPont Companies, nor, to the best knowledge of the DuPont Companies, any director or executive officer of the DuPont Companies has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to the terms of the Merger Agreement (as defined below), the total amount of funds required by Enhance or EPT Newco to purchase all of the Common Stock of Liqui-Box and to pay all related fees and expenses is expected to be approximately $333 million. Enhance and EPT Newco intend to obtain all such funds directly or indirectly from DuPont Canada, which in turn would obtain such funds from DuPont Canada's working capital.

ITEM 4. PURPOSE OF THE TRANSACTION.

            Enhance, EPT Newco and Liqui-Box entered into an Agreement and Plan of Merger, dated as of March 25, 2002 (the "Merger Agreement"), providing for, among other things, the merger of EPT Newco with and into Liqui-Box (the "Merger").

            Simultaneously with the execution and delivery of the Merger Agreement, Enhance and EPT Newco entered into a Shareholders Agreement, dated as of March 25, 2002 (the "Shareholders Agreement"), with certain shareholders of Liqui-Box (the "Major Shareholders") who, as of March 25, 2002, owned 1,015,278 shares of Liqui-Box Common Stock and options exercisable for an additional 470,286 shares of Liqui-Box Common Stock. Under the Shareholders Agreement, the Major Shareholders have agreed, subject to the terms thereof, to grant Enhance or EPT Newco an irrevocable option to purchase all of their shares of Liqui-Box Common Stock (including shares issuable upon exercise of options held by the Major Shareholders) pursuant to the terms and conditions described in the Shareholders Agreement (the "Option"), and to vote their shares in favor of the Merger described in the Merger Agreement. If the Option were exercised and Enhance or EPT Newco were to acquire these shares, such shares would represent approximately 32.0% of the issued and outstanding shares of Liqui-Box Common Stock as of March 25, 2002 (including the 470,286 shares issuable upon exercise of options).

MERGER AGREEMENT

            Under the terms of the Merger Agreement, at the effective time of the Merger, EPT Newco will be merged with and into Liqui-Box, which will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Enhance. Also at the effective time and as a result of the

Merger, (i) each outstanding common share of Liqui-Box (except shares owned directly or indirectly by Enhance or EPT Newco or any of their respective subsidiaries or parent entities and shares held by dissenting Liqui-Box shareholders) will be converted into and represent the right to receive US $67.00 per share (subject to adjustment as provided in Section 5.3 of the Merger Agreement); (ii) all common shares of Liqui-Box will no longer be outstanding and will be cancelled and retired; and (iii) each common share of EPT Newco will be converted into and represent the right to receive one common share, without par value, of Liqui-Box as the surviving corporation in the Merger.

            Consummation of the Merger is subject to various conditions, including, among others, (i) adoption of the Merger Agreement and approval of the Merger by the shareholders of Liqui-Box; (ii) compliance with regulatory requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder; (iii) no more than 10% of the outstanding Liqui-Box common shares being held by shareholders who object to the Merger and comply with all the provisions of Ohio law concerning the rights of dissenting shareholders; and (iv) no court or Governmental Entity (as defined in the Merger Agreement) having enacted, issued, enforced or entered any Order (as defined in the Merger Agreement) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, or having instituted any proceeding seeking any such Order.

            The Merger Agreement may be terminated (i) by mutual written consent of the parties, either before or after approval by Liqui-Box shareholders; or
(ii) by action of Enhance or the board of directors of Liqui-Box if (a) the Merger has not been consummated by August 30, 2002, whether such date is before or after the date Liqui-Box shareholders adopt the Merger Agreement and approve the Merger, provided that such consummation date may be extended to September 30, 2002 or the 30th day following the date that Liqui-Box and/or Enhance is deemed to be in substantial compliance with a request for additional information received from certain regulatory authorities, whichever occurs first, (b) the Liqui-Box shareholders meeting to adopt the Merger Agreement and approve the Merger has been convened, held or completed and such approval has not been obtained at such meeting or any adjournment or postponement of such meeting, or
(c) any Order permanently restraining, enjoining or otherwise prohibiting the Merger shall have become final and non-appealable, whether before or after adoption of the Merger Agreement and approval of the Merger by Liqui-Box shareholders, except that the right to terminate the Merger Agreement under this provision is not available to any party that has breached its covenant to use commercially reasonable efforts to prevent such Order from being issued and to cause such Order to be vacated, withdrawn or lifted as specified in Section 7.4 of the Merger Agreement.

            The Merger Agreement may be terminated by Liqui-Box and the Merger may be abandoned at any time prior to the effective time of the Merger by action of the board of directors of Liqui-Box if (i) Liqui-Box's board of directors authorizes Liqui-Box, subject to the terms of the Merger Agreement, to enter into a binding written agreement concerning a Superior Proposal (as defined in the Merger Agreement) and Liqui-Box notifies Enhance that it intends to enter into such an agreement, provided that Liqui-Box may not enter into a binding agreement with respect to a Superior Proposal until at least the first calendar day following the fifth business day (as defined in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) after such written notice has been provided to Enhance and Liqui-Box may not terminate the Merger Agreement or enter into a binding agreement with respect to a Superior Proposal if, within the period previously specified, Enhance has made a written offer that is deemed by a special committee of the Liqui-Box board of directors comprised entirely of non-management, independent directors to be at least as favorable to Liqui-Box shareholders as the Superior Proposal.

            Also, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the effective time of the Merger by Enhance if Liqui-Box's board of directors shall have failed to recommend, or shall have withdrawn or adversely modified its approval or recommendation of the Merger or failed to reconfirm its recommendation of the Merger within two business days after a written request from Enhance to do so, or shall have resolved to do any of the foregoing.

            Unless otherwise agreed to in writing by Liqui-Box and Enhance, the closing of the Merger must occur on the second business day following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated by the Merger Agreement.

SHAREHOLDERS AGREEMENT

            OPTION. Under the terms of the Shareholders Agreement, the Major Shareholders have granted to Enhance or EPT Newco an irrevocable option (the "Option") to purchase, subject to certain adjustments as specified in the Shareholders Agreement, (i) all of the shares of Liqui-Box Common Stock held by the reporting person at a price of US $67.00 per share and (ii) all of the options to purchase shares of Liqui-Box Common Stock held by the reporting person at a price equal to the excess of US $67.00 per share over the applicable exercise price per share applicable to the options, payable in cash without interest. Subject to the terms of the Shareholders Agreement, the Option is exercisable at any time after the date on which all waiting periods under the HSR Act and the antitrust, competition, foreign investment or similar laws of any foreign countries or supranational commissions or boards that require pre-merger notification or filings with respect and applicable to the Merger have expired or been terminated.

            The Option expires on the earliest of (i) the effective time of the Merger as specified in the Merger Agreement, (ii) August 30, 2002 and (iii) the date that Enhance notifies the Major Shareholders that Enhance no longer intends to acquire control of Liqui-Box. If the Option cannot be exercised or the securities covered by the Option cannot be delivered to EPT Newco upon exercise of the Option because of a preliminary or permanent injunction or other order issued by a federal or state court or because any required waiting period under the HSR Act or any Foreign Merger Laws (as defined in the Shareholders Agreement) has not expired or been terminated, then the expiration date of the Option will be extended until 30 days after such impediment to exercise or delivery has been removed.

            VOTING OF SHARES. Under the Shareholders Agreement, the Major Shareholders have agreed that, during the term of the Shareholders Agreement, at any meeting of Liqui-Box shareholders and in any action by written consent of Liqui-Box shareholders, each of them will:

            (a) vote all shares of Liqui-Box Common Stock and any other securities of Liqui-Box which he then has the right to vote (collectively, the "Voting Securities") in favor of the Merger;

            (b) not vote any Voting Securities with respect to which he then has the right to vote in favor of any action or agreement which would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Liqui-Box under the Merger Agreement; and

            (c) vote all Voting Securities which he then has the right to vote against any action or agreement which would impede, interfere with or attempt to discourage the Merger, including, but not limited to (i) any proposal opposed by Enhance or EPT Newco; (ii) any Acquisition Proposal (as defined in the Merger Agreement), other than the Merger, involving Liqui-Box or any of its subsidiaries; (iii) any change in the management or board of directors of Liqui-Box; (iv) any material change in the present capitalization or dividend policy of Liqui-Box; or (v) any other material change in Liqui-Box's corporate structure or business.

            In the event that either of the Major Shareholders does not comply with the foregoing voting provisions, he shall be deemed to have irrevocably appointed designees of Enhance or EPT Newco as his attorneys, agents and proxies for purposes of voting the Voting Securities which he then is or may be entitled to vote at any meeting of Liqui-Box shareholders, or with respect to which he is or may be entitled to act by written consent.

            COVENANTS. Under the terms of the Shareholders Agreement, the Major Shareholders also have agreed that each of them will not:

            (a) sell, sell short, transfer, pledge, hypothecate, assign or otherwise dispose of, or enter into any contract, option, hedging arrangement or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, assignment or other disposition of, any of the shares of Liqui-Box Common Stock or options to purchase shares of Liqui-Box.

            Common Stock held by him, or any Voting Securities over which he has dispositive power;

            (b) deposit any of the shares of Liqui-Box Common Stock or options to purchase shares of Liqui-Box Common Stock held by him, or any Voting Securities over which he has dispositive power, into a voting trust, or grant any proxies or enter into a voting agreement with respect to any of such shares, options or Voting Securities;

            (c) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal; except that, as a member of Liqui-Box's board of directors, the reporting person may conduct himself in the manner expressly permitted under Section 7.2 of the Merger Agreement.

            Pursuant to the Shareholders Agreement, the reporting person also has agreed not to engage in any action or omit to take any action which would have the effect of preventing or disabling him from delivering his shares of Liqui-Box Common Stock and options to purchase shares of Liqui-Box Common Stock to Enhance or EPT Newco or otherwise performing his duties under the Shareholders Agreement. To the extent that any options to purchase shares of Liqui-Box Common Stock held by the reporting person may not be assigned by him to Enhance or EPT Newco without exercising, exchanging or converting such options for or into shares of Liqui-Box Common Stock, the reporting person has agreed to so exercise, exchange or convert such options upon exercise of the Option. Further, any additional shares of Liqui-Box Common Stock, or options, warrants or other securities or rights exercisable for, exchangeable for or convertible into shares of Liqui-Box Common Stock acquired by the reporting person, or with respect to which the reporting person obtains voting power, will become subject to the Shareholders Agreement and will be considered Optioned Securities (as defined in the Shareholders Agreement) or Voting Securities, as the case may be.

            The foregoing descriptions are qualified in their entirety by reference to the texts of the Merger Agreement and the Shareholders Agreement, copies of which are filed as exhibits to this Schedule 13D.



ITEM 5. INTEREST IN SECURITIES OF LIQUI-BOX.

            (a) As a result of entering into the Shareholders Agreement, the DuPont Companies may be deemed to own beneficially 2,026,965 shares of Liqui-Box Common Stock or 43.7% of the outstanding shares of Liqui-Box Common Stock.

            (b) As a result of entering into the Shareholders Agreement, the DuPont Companies may be deemed to possess sole power to vote, or direct the vote of, 1,556,679 shares of Liqui-Box Common Stock.

            (c) Except as set forth herein, none of the DuPont Companies, or any executive officer or director of any of the DuPont Companies (who are listed on Schedule A attached hereto), beneficially owns any shares of Liqui-Box Common Stock and none of the DuPont Companies, or any executive officer or director of any of the DuPont Companies, has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

            (d) Not applicable.

            (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF LIQUI-BOX.

            See Item 4.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            The following documents were previously filed as exhibits to the
      Schedule 13D filed on April 4, 2002 and are incorporated by reference:

            Exhibit A - Joint Filing Agreement, dated April 4, 2002, between E.I. du Pont de Nemours and Company, DuPont Canada Inc., Enhance Packaging Technologies Inc. and EPT Newco, Inc., pursuant to which they agree that this Schedule 13D is filed on behalf of all of them.

            Exhibit B - Agreement and Plan of Merger, dated as of March 25, 2002, among Enhance Packaging Technologies Inc., EPT Newco, Inc. and Liqui-Box Corporation.

            Exhibit C - Shareholders Agreement, dated as of March 25, 2002, among the persons listed on Schedule 1 thereto, Enhance Packaging Technologies Inc. and EPT Newco, Inc.

            The following document is filed as an exhibit to this Amendment No. 1 to Schedule 13D:

            Exhibit D - Power of Attorney, dated April 9, 2002.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2002


                                        E.I. DU PONT DE NEMOURS AND COMPANY

                                        By: /s/ Susan Stalnecker
                                            --------------------
                                                Susan M. Stalnecker
                                                Vice President and Treasurer

                                        DUPONT CANADA INC.

                                        By: /s/ Dave W. Colcleugh
                                            ---------------------
                                                Dave W. Colcleugh
                                                Chairman, President and Chief
                                                Executive Officer

                                        ENHANCE PACKAGING TECHNOLOGIES INC.

                                        By: /s/ Ash Sahi
                                            ------------
                                                Ash Sahi
                                                President and Chief Executive
                                                Officer

                                        EPT NEWCO, INC.

                                        By: /s/ Ash Sahi
                                            ------------
                                                Ash Sahi
                                                President and Chief Executive
                                                Officer

                                   SCHEDULE A

            1. Set forth below are the name and present principal occupation or employment with E.I. du Pont de Nemours and Company of each director and executive officer. The address of each of the persons listed is c/o E.I. du Pont de Nemours and Company at 1007 Market Street, Wilmington, Delaware 19898. With the exception of Messrs. Belda, Lindahl and Naitoh, who are citizens of Brazil, Sweden and Japan, respectively, each person listed below is a citizen of the United States of America.

            DIRECTORS:

            NAME                        POSITION
            Alain J. P. Belda           Chairman and Chief Executive Officer,
                                        Alcoa Inc.

            Richard H. Brown            Chairman of the Board and Chief Executive Officer, EDS

            Curtis J. Crawford          Chairman, ON Semiconductor Company

            Louisa C. Duemling          Director

            Edward B. du Pont           Director

            Charles O. Holliday, Jr.    Chairman and Chief Executive Officer

            Deborah C. Hopkins          Senior Advisor, Marakon Associates

            Louis D. Juliber            Chief Operating Officer,
                                        Colgate-Palmolive Company

            Goran Lindahl               Chairman, Alliance for Global Sustainability, and
                                        Chairman, World Childhood Foundation (U.S.)

            Masahisa Naitoh             Executive Vice President,
                                        ITOCHU Corporation

            William K. Reilly           President and Chief Executive Officer,
                                        Aqua International Partners, L.P.

            H. Rodney Sharp, III        Director

            Charles M. Vest             President,
                                        Massachusetts Institute of Technology

            EXECUTIVE OFFICERS:

            NAME                        POSITION
            C. O. Holliday, Jr.         Chairman and Chief Executive Officer

            R. R. Goodmanson            Executive Vice President and Chief Operating Officer

            J. C. Hodgson               Executive Vice President

            T. M. Connelly              Senior Vice President

            S. J. Mobley                Senior Vice President

            G. M. Pfeiffer              Senior Vice President

            D. Zeleny                   Senior Vice President

            2. Set forth below are the name and present principal occupation or employment with Dupont Canada Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont Canada Inc., 7070 Mississauga Road, Mississauga, Ontario L5N 5M8. With the exception of Messrs. Fyrwald, Jessup, McLoughlin and Matthews, who are citizens of the United States, and Mr. Janson, who is a citizen of the United States and Canada, each person listed below is a citizen of Canada.

            DIRECTORS:

            NAME                        POSITION
            David W. Colcleugh          Chairman, President and Chief Executive Officer

            Wendy K. Dobson             Director and Professor, Institute for International
                                        Business, Joseph L. Rotman School of Management,
                                        University of Toronto

            L. Yves Fortier             Chairman and Senior Partner, Ogilvy Renault

            J. Erik Fyrwald             Vice President/General Manager - Nutrition and Health,
                                        E.I. du Pont de Nemours and Company

            Peter S. Janson             Chairman and Chief Executive Officer,
                                        Amec Inc.

            John P. Jessup              Vice President - Finance and Controller,
                                        E.I. du Pont de Nemours and Company

            Keith R. McLoughlin         Vice President/General Manager - Nonwovens,
                                        E.I. du Pont de Nemours and Company

            Gordon F. Osbaldeston       Professor Emeritus, Ivey School of Business,
                                        University of Western Toronto

            Hartley T. Richardson       President and Chief Executive Officer,
                                        James Richardson & Sons, Limited

            OFFICERS:

            NAME                        POSITION
            Jim R. Barton               Chief Operating Officer

            David W. Colcleugh          Chairman, President and Chief Executive Officer

            David K. Findlay            Vice President

            Arthur B. Heeney            Vice President - Human Resources

            William F. Matthews         Vice President and Chief Financial Officer

            Michael J. Oxley            Treasurer and Director - Finance

            OFFICERS:

            NAME                        POSITION
            Ash Sahi                    Vice President, DuPont Canada Inc., and
                                        President, Enhance Packaging Technologies Inc.

            Seymour B. Trachimovsky     General Counsel and Corporate Secretary

            Ronald A. Zelonka           Vice President Technology and Innovation

            3. Set forth below are the name and present principal occupation or employment with Enhance Packaging Technologies Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont Canada Inc., 7070 Mississauga Road, Mississauga, Ontario L5N 5M8. Each person listed below is a citizen of Canada.

                 DIRECTORS:

            NAME                        POSITION
            Dave Colcleugh              Chairman, President and Chief Executive Officer,
                                        DuPont Canada Inc.

            Ash Sahi                    President, Enhance Packaging Technologies Inc., and
                                        Vice President, DuPont Canada Inc.

            OFFICERS:

            NAME                        POSITION
            Ash Sahi                    President, Enhance Packaging Technologies Inc., and
                                        Vice President, DuPont Canada Inc.

            John Foster                 Vice President

            Doug Brown                  Chief Financial Officer

            4. Set forth below are the name and present principal occupation or employment with EPT Newco, Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont Canada Inc., 7070 Mississauga Road, Mississauga, Ontario L5N 5M8. Each person listed below is a citizen of Canada.

            DIRECTORS:

            NAME                        POSITION
            Dave Colcleugh              Chairman, President and Chief Executive Officer,
                                        DuPont Canada Inc.

            Ash Sahi                    President, Enhance Packaging Technologies Inc., and
                                        Vice President, DuPont Canada Inc.

            OFFICERS:

            NAME                        POSITION
            Ash Sahi                    President and Chief Executive Officer

            Doug Brown                  Vice President and Chief Financial Officer

            Dave Finley                 Vice President of Manufacturing

            Mike Oxley                  Treasurer

            Seymour Trachimovsky        Secretary

                                    EXHIBIT D

                                POWER OF ATTORNEY

      I hereby constitute Donald P. McAviney my true and lawful attorney with full power to sign for me and in my name in the capacity indicated below the
Schedule 13D filed herewith and any and all amendments to such Schedule 13D and generally to do all things in my name and on my behalf in my capacity as an officer to enable E.I. du Pont de Nemours and Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming my signature as it may be signed by my said attorney to said Schedule 13D and any and all amendments thereto.

Date:  April 9, 2002

                                        /s/ Susan Stalnecker
                                        --------------------
                                        Susan Stalnecker
                                        Vice President and Treasurer